January 12, 2009

Via EDGAR and Overnight Mail

Jeffrey Riedler
Nandini Acharya
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Cellegy Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed November 13, 2008
File No. 333-155322

Dear Mr. Rielder and Ms. Acharya:

Cellegy Pharmaceuticals, Inc. (“Cellegy” or the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to Cellegy dated December 15, 2008 (the “SEC Comment Letter”) regarding your review of the above-referenced registration statement on Form S-4 filed by Cellegy relating to its proposed merger transaction with Adamis Pharmaceuticals, Inc. (“Adamis”) and Cellegy’s annual meeting of stockholders.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.  Accompanying this letter is Amendment No. 1 to the registration statement (“Amendment No. 1”), which the Company filed with the Commission on the date of this letter, marked to show changes from the registration statement as originally filed.

Form S-4

General

1.
Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

Response to Comment 1

The comment is noted.  To date, Cellegy believes there are no such materials that are required to be filed.  We will file any such materials with the Commission as required.

2.
Please note that where we provided examples to illustrate what we mean by our comments, they are example and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response to Comment 2

The comment is noted, and we will try to make such changes.

3.
Please explain what consideration has been given to filing the material agreements of Adamis as exhibits to this registration statement.  If you have concluded that these agreements need not be filed at this time, please tell us which agreements will be filed after the merger and when you will file them.

Response to Comment 3

Cellegy has filed the material agreements of Adamis as exhibits to Amendment No. 1.  To the extent that there are other agreements of Adamis that will be assumed by Cellegy by virtue of the merger or that otherwise will be binding on the combined company after the merger, the registrant intends to file those agreements as exhibits to a Form 8-K which will be filed promptly after the closing of the merger.

4.
We note that you amended the terms of the merger agreement on November 11, 2008 but that the agreement filed with the registration statement is dated February 12, 2008.  Please ensure that the latest form of the agreement is filed with the registration statement along with any applicable amendments.

Response to Comment 4

The Company filed a Form 8-K on November 11, 2008, regarding the amendment and filed the amendment as an exhibit to that Form 8-K filing.  The amendment was a simple amendment extending the outside termination date under the merger agreement to December 31, 2008.  That amendment was filed as Exhibit 2.6 to the initial registration statement, incorporating by reference the earlier Form 8-K.  On January 8, 2009, Cellegy and Adamis amended the merger agreement to extend the outside termination date to March 31, 2009.  Cellegy filed a Form 8-K on January 8, 2009, regarding that amendment, and that amendment is filed with Amendment No. 1 as Exhibit 2.7.  Accordingly, Cellegy believes that the latest form of the agreement and all amendments thereto have been filed with the registration statement.

5.	Your current interim financial information is now stale. Please provide updated interim financial information through September 30, 2008.

Response to Comment 5

Amendment No. 1 includes updated interim financial information through September 30, 2008 for both Cellegy and Adamis, including updated MD&A sections for both companies, updated pro forma financial information and updated unaudited interim financial statements and footnotes.

6.	We note that a number of your exhibits have not been filed. We will need time to review these amendments once they have been filed. Please file them as soon as practicable.

Response to Comment 6

Amendment No. 1 includes the exhibits that were identified in the original Form S-4 as “to be filed.”  The forms of legal opinions have been filed, and the signed opinions will be filed in a subsequent amendment.

Summary, page 15

The Companies, page 15

7.
Please revise the description of Cellegy to more explain its role in the Savvy phase 3 clinical trial.  Please explain what is involved in “monitoring” and providing “regulatory support.”  The more detailed discussion appearing later in the document should also discuss your rights to use the results of the clinical trials and any limitations on those rights.

Response to Comment 7

Page 15 of Amendment No. 1 has been revised to provide additional disclosure concerning Cellegy’s role in the Savvy phase 3 clinical trial and what is involved in monitoring and providing regulatory support for those trials.  The more detailed discussion beginning on pages 161 and 162 of Amendment No. 1 indicates that Cellegy retains the commercial rights to the microbicidal technology involved in the Savvy product with respect to the United States and other developed countries, which are the primary potential markets.  Language has been added on page 162 to clarify that Cellegy retains the right to use the results of the clinical trials.

8.	Has your avian flu product candidate received Fast Track designation? If it has not, it seems speculative to state that it could qualify for accelerated approval.

Response to Comment 8

The avian flu product candidate has not received fast track designation.  While Adamis believes that the product candidate could qualify for accelerated approval, we agree that the possibility of accelerated approval relates to a future contingency that could be affected by several factors.  Accordingly, the reference to the possibility for accelerated approval for the avian flu product candidate has been deleted from pages 15, 75 and 81 of Amendment No. 1.

9.	Please revise the Summary to identify the Adamis products that are commercially available and clarify that Cellegy does not have any commercially available products.

Response to Comment 9

The Summary has been revised in Amendment No. 1, on page 15, to identify the Adamis products that are commercially available.  Similarly, pages 15 and 160 have been revised in Amendment No. 1 to indicate that Cellegy does not have any commercially available products.

10.	Please revise the discussion of the Adamis product candidates to disclose each product’s current state of development.

Response to Comment 10

The Summary has been revised in Amendment No. 1, on page 15, to provide information concerning the current state of development of each of Adamis’ major product candidates.

Conditions to Completion of the Merger, page 17

11.
Please indicate which conditions can be waived.  For example, the effectiveness of the registration statement cannot be waived and the covenants and obligations that would have a material adverse effect on the combined company should be identified.  Similarly revise the risk factor discussion on page 22 titled “if the conditions to the merger are not met, the merger may not occur.”

Response to Comment 11

Amendment No. 1, on pages 17 and 23, includes revised disclosure to indicate which conditions cannot be waived.  The revised disclosure also indicates that the other closing conditions, such as the representations and warranties of the parties in the merger agreement being true and correct as of the closing date and the parties having performed all obligations under the merger agreement that they are required to perform, are qualified by the requirement that the failure of the condition must have a material adverse effect on the combined company.  The revised disclosure also states that other closing conditions, such as the requirement that Cellegy shall have timely filed with the SEC all reports and other documents required to be filed under the Securities Act or the Exchange Act, might or might not have a material adverse effect on the combined company, depending on the circumstances.  With that additional disclosure, Cellegy believes that it would be speculative and would not provide useful information to stockholders to attempt to predict what specific future circumstances either Cellegy or Adamis might view as having a material adverse effect on the combined company as of the closing date.

Interests of Certain Persons in the Merger, page 18

12.
Please disclose the aggregate percentage of outstanding shares of Cellegy which are held by Cellegy’s directors, executive officers and their affiliates and the aggregate percentage of outstanding shares of Adamis which are held by Adamis’ directors, executive officers and their affiliates.  See Item 3(h) of Form S-4.

Response to Comment 12

The discussion on page 18 of Amendment No. 1 has been revised as requested.

Market Price Data and Dividend Information, page 20

13.
Please revise your disclosure to indicate the effect of the transaction on the amount and percentage of beneficial holdings of each of the greater-than-five percent beneficial holders, each director and nominee and all directors and officers as a group and Cellegy’s present commitments to these holders.  See Regulation S-K Item 201(b)(2).

Response to Comment 13

The discussion on page 20 of Amendment No. 1 has been revised as requested.  Cellegy does not have any present commitments to any such persons with respect to the issuance of shares of any class of its common equity, other than the obligation to issue shares pursuant to the terms of the merger agreement and pursuant to previously outstanding option agreements with certain all of its directors and executive officers.  The discussion on page 20 discloses shares subject to options, which are also discussed elsewhere in Amendment No. 1.

Risk Factors, page 21

Risks Related to the Merger, page 21

Some of Cellegy’s and Adamis’ officers and directors may have conflicts of interest in recommending that you vote in favor of the merger…., page 21

14.
Please revise your disclosure in the risk factor to identify which directors and officers have conflicts of interest and the nature of the conflict.  The disclosure should be quantified to the extent applicable, including any compensation and benefits that will be received, the number of options that will accelerate and the weighted average exercise price of the options.  Please note the cross reference to other portions of the document is not sufficient.  The risk factor discussion should include facts necessary to understand the nature and extent of the risk.

Response to Comment 14

The discussion on page 21 of Amendment No. 1 has been clarified and revised as requested.  Neither Cellegy nor Adamis have any compensation or benefit arrangements, including any severance or change in control arrangements, providing for compensation or benefits to be received by virtue of or in connection with the transaction, other than the intended grant of stock options to persons who will become non-employee directors of combined company following the merger.  Similarly, no officer or director of Cellegy or Adamis has options the vesting of which will accelerate by virtue of the transaction.

“Failure to complete the merger may result in Cellegy or Adamis paying a termination fee…” Page 21

15.	Please expand your first bullet point in this risk factor to describe the circumstances under which Cellegy or Adamis will be required to pay the termination fee.

Response to Comment 15

The discussion on page 21 of Amendment No. 1 has been expanded as requested to describe the circumstances under which Cellegy or Adamis will be required to pay a termination fee.

“The number of shares that Cellegy stockholders will be entitled to receive at closing will depend upon the net amount of Cellegy’s net working capital.” page 23

16.
You state, “The items that will affect the amount of Cellegy’s net working capital are subject to several factors, many of which are outside of Cellegy’s control.”  Please revise this risk factor to specify these factors and provide examples.

Response to Comment 16

The discussion on page 23 of Amendment No. 1 has been revised as requested to provide more specific disclosure concerning material factors outside of Cellegy’s control that may affect the amount of Cellegy’s net working capital for purposes of determining the number of shares that Cellegy stockholders will be entitled to receive at the closing of the transaction.

Cellegy and Adamis may not achieve the benefits they expect from the merger….” page 23

17.
We note that one of the challenges you expect to face is retaining existing strategic partners and suppliers.  If any such parties have indicated intent to cancel agreements or arrangements due to the transaction, please provide disclosure about the situation.  Additionally, if any of the Cellegy agreements include provisions allowing the other party to terminate an agreement upon a change in the control, please disclose this information along with the identity of the party, the nature of the agreement and the effect the termination would have on your business.

Response to Comment 17

To date, no strategic partners or suppliers have indicated an intent to cancel any agreements or arrangements due to the transaction.  As a result, the reference to the risk of retaining such partners and suppliers has been deleted from the risk factor on page 23 of Amendment No. 1.  Cellegy believes that none of its strategic partner or supplier agreements include provisions that would be triggered by the proposed transaction, allowing the other party to terminate the agreement upon a change of control of Cellegy.

Risks Related to Cellegy, page 24

“Cellegy sold a material portion of its assets to a third party…” page 24

18.
The risks you are disclosing are not clear.  Please revise to explain how your business and operations will differ from the description of you business and operations as described elsewhere in the filing, including the description of business, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the financial statements.

Response to Comment 18

After review of the Staff’s comment, the Company agrees that the original risk factor did not identify a risk to business and operations that will differ by virtue of the transaction.  Accordingly, the risk factor has been deleted from page 24 in Amendment No. 1.

“The type of scope of patent coverage Cellegy has may limit the commercial success….” page 25

19.	To the extent that you are aware of organizations engaged in research and development efforts that overlap with your products, please identify them and briefly describe the overlapping interests.

Response to Comment 19

Amendment No. 1 includes additional disclosure on page 25 identifying some of the organizations that Cellegy believes are engaged in research and development efforts that overlap with its products.  However, as noted below in the response to Comment No. 20, Cellegy is not aware of any organization that has legally blocking proprietary rights relating to the Savvy product candidate.

20.	Please disclose whether there are any organizations which currently have legally blocking proprietary rights of which Cellegy is aware.

Response to Comment 20

Cellegy is not aware of any organizations that currently have legally blocking proprietary rights relating to Cellegy’s Savvy product candidate and, additional disclosure to that effect has been added on page 163 of Amendment No. 1.  No additional disclosure has been added to the risk factor on page 25, as the new language would mitigate the risk disclosed.

21.	Please describe your current patent exposure to foreign jurisdictions and whether you are aware of any infringement of your patents in such jurisdictions.

Response to Comment 21

Upon further review of the risk factor on page 25 of Amendment No. 1, the risk factor has been revised to delete references to patent exposure in foreign jurisdictions.  The primary market for the Savvy product candidate would be the U.S. market, and Cellegy believes the risk of foreign patent infringement is not material to Cellegy or the combined company.

“Cellegy has very limited staffing….” page 25

22.	Please state whether you maintain employment contracts with your key personnel and disclose the term and termination provisions of the same if applicable.

Response to Comment 22

The risk factor has been revised as requested on page 25 of Amendment No. 1.  As disclosed elsewhere in the initial registration statement, Cellegy has an employment agreement with Robert Caso, its Chief Financial Officer, the terms of which were described in the original registration statement and in Amendment No. 1 on page 159.  The agreement has no specific term and may be terminated at any time by either Mr. Caso or Cellegy, without payment of any severance or similar compensation.

23.
To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties.  Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

Response to Comment 23

Cellegy has not, to date, experienced difficulties attracting and retaining key personnel.  In addition, no current key personnel have expressed any plans to retire or leave Cellegy in the near future, other than the fact, which is disclosed in Amendment No. 1, that after the closing of the merger, Richard Williams and Robert Caso are not expected to continue as officers of the combined company, and the executive officers of Adamis are expected to become the executive officers of the combined company.

“Cellegy’s corporate compliance programs cannot guarantee that Cellegy is in compliance…” page 26

24.	Please revise the risk factor to identify the foreign jurisdictions under which Cellegy is subject to regulation.

Response to Comment 24

At present, Cellegy is not subject to regulation in foreign jurisdictions.  As a result, the risk factor on page 25 has been revised to delete references to regulation in foreign jurisdictions.

25.	Please expand this risk factor to identify the third parties on which you rely and which compliance functions such third parties conduct on your behalf.

Response to Comment 25

The risk factor on page 26 has been revised to disclose that Cellegy relies on a third party clinical research organization to conduct the Savvy phase 3 trial and will rely on a third party to assist in the evaluation of the results of the trial.

 “Cellegy’s stock price could be volatile.” page 26

26.
To illustrate the fluctuations of your share price, please provide a range of Cellegy’s share price during the past year.  Please note that it is not necessary to provide a market price table as the disclosure of the high and low price during this time period is sufficient.

Response to Comment 26

Amendment No. 1 includes, on page 26, the additional requested information concerning the range of Cellegy’s share prices during 2008.

Risks Related to The Business and Operations of Adamis, as the Combined Company, After the Merger, page 26

“Adamis’ limited operating history may make it difficult…” page 26

27.	Rather than referencing “risks inherent in the growth of an early stage company,” revise your discussion to identify these risks.

Response to Comment 27

In reviewing the language of this risk factor, Cellegy and Adamis have concluded that other Adamis risk factors in Amendment No. 1 describe the risks inherent in the growth of an early stage company that the reference in this risk factor was intended to address, such as uncertainty concerning the results of product development, reliance on third parties for functions such as conducting clinical trials or manufacturing, limited sales and marketing personnel, and having fewer employees than most of its competitors.  Accordingly, the relevant sentence in the risk factor on page 26 has been deleted.

“The combined company will require additional financing….” page 27

28.	Please expand your disclosure here to include a discussion of current liabilities.

Response to Comment 28

Amendment No. 1 includes additional disclosure, on page 27, concerning Adamis’ current liabilities.

29.	Quantify how much additional financing you expect the combined company will need and when you expect it will need the additional financing.

Response to Comment 29

Amendment No. 1 includes additional disclosure, on page 27, regarding the additional financing that Adamis expects it will need and when that funding is expected to be required.

30.	Please update the disclosure related to cash on hand to a more recent date.

Response to Comment 30

As request, the disclosure on page 27 of Amendment No. 1 has been revised to update the disclosure concerning the amount of cash on hand to September 30, 2008, the date of the updated interim financial information included in Amendment No. 1.

“Adamis has incurred losses since inception and anticipates that the combined company will continue….” page 28

31.	Please revise to quantify Adamis’ losses for each of the last three years.

Response to Comment 31

As requested, the disclosure on page 28 Amendment No. 1 has been revised to quantify Adamis’ losses for each of its fiscal years since its inception in June 2006, that is, the two fiscal years ended March 31, 2007 and 2008, as well as for the interim period of fiscal 2009.

 “Adamis is subject to the risk of clinical trial and product liability lawsuits.” page 30

32.	Please revise this risk factor to describe the limitations on your current insurance policies.

Response to Comment 32

As requested, the disclosure on page 30 of Amendment No. 1 has been revised to include additional information concerning Adamis’ current insurance policies and limitations on those policies.

“If Adamis fails to obtain acceptable prices or appropriate reimbursement….” page 31

33.	If any of your products are not eligible for reimbursement under Medicare, Medicaid or private insurance plans, please revise the discussion to identify the product.

Response to Comment 33

All of Adamis’ existing products are reimbursable.  Adamis believes that its syringe product will be reimbursable on the same basis as other higher priced epinephrine products for anaphylaxis.  Accordingly, no disclosure has been added to this risk factor.

“Adamis may seek to enter into collaborative arrangements….” page 32

34.	Please identify any current collaboration agreements.

Response to Comment 34

Adamis does not currently have any current collaboration agreements of the kind discussed in the risk factor.  Accordingly, the risk factor has not been revised.

“Even if the combined company receives regulatory approval….” page 32

35.	If you are aware of any adverse effects, please identify them here or consider including a separate stand alone risk factor discussing adverse effects.

Response to Comment 35

Adamis is not aware of any adverse effects from any of its products or product candidates, and as a result we believe that it is not necessary to include a separate risk factor discussing adverse effects.  For clarification, the risk factor on page 32 has been revised to refer to “unexpected side effects.”

“If Adamis suffers negative publicity concerning the safety of its products in development….” page 34

36.	To the extent any concerns about safety have been raised, please identify the product candidate and describe the concerns.

Response to Comment 36

To date, no safety concerns about any of Adamis’ products have raised.  Accordingly, we do not believe any additional disclosure is required with respect to this risk factor.

 “Neither Cellegy nor Adamis has ever paid cash dividends…” page 38

37.	Please revise to explain that shareholders will not receive a return on investment unless the value of the shares increases which many or may not occur.

Response to Comment 37

The requested disclosure has been added to the risk factor to page 38 of Amendment No. 1.

The Merger, page 45

Background of the Merger, page 45

38.	Please file the promissory note agreement with Adamis as an exhibit to the registration statement.

Response to Comment 38

As requested, the promissory note between Cellegy and Adamis has been filed as an exhibit as part of Amendment No. 1.

39.
Please revise the discussion to disclose the number of parties management contacted regarding a potential transaction and explain how these parties were selected.  For example, if you were looking for companies of a particular size or with specific attributes, please include this information in the discussion.  Additionally, describe the types of strategic transactions that were discussed with these companies.  To the extent that there were any offers received by any of these parties or made to these parties, please identify the parties and the terms of these offers.

Response to Comment 39

As request, additional disclosure has been added on page 45 of Amendment No. 1 to address the Staff’s requests for additional disclosure concerning the number of companies contacted and reviewed.  The revised disclosure indicates that a merger or sale of assets transaction were the types of strategic transactions discussed with third parties.  The paragraph in the registration statement discloses that the board felt that a merger transaction with a biopharmaceutical or healthcare company would be a better match for the company’s business and provides disclosure regarding the board’s general desires for a transaction with a company having a modest valuation, as giving the Cellegy stockholders a better opportunity for future appreciation and to obtain a higher percentage ownership in the combined company.

While two of the companies that Cellegy contacted did provide Cellegy with some information concerning the terms on which they might be interested in having further discussions concerning a transaction, and in both cases the parties did have some discussions concerning possible transaction terms, neither company presented a formal offer to enter into a merger or other transaction, and Cellegy regards the discussions that were held as exploratory.  Accordingly, Cellegy believes that revised disclosure that is included in Amendment No. 1 adequately provides stockholders with material information concerning the history of discussions with third parties other than Adamis.

40.
Please revise your discussions of the meeting between Cellegy and Adamis to provide more detail about each of these meetings.  The discussion should identify the parties who were present at the meetings and the issues that were discussed.  To the extent that the proposed terms of the transaction were revised during these meetings, these should also be discussed.  In instances where you state that Management apprised the Board of progress and discussions, these statements should be expanded to describe the progress and discussion.

Response to Comment 40

Additional disclosure has been provided on pages 46-48 of Amendment No. 1 to provide additional information concerning the parties who were present at meetings between Cellegy and Adamis, the issues that were discussed, revisions to proposed terms of the transaction, and expanded discussion concerning management’s communications with the Cellegy board concerning the progress of discussions with Adamis.

41.
To the extent that the parties exchanged projections or other non-public information during this time, please provide us with a supplemental copy of this information, revise your document to describe the information that was exchanged and consider whether the information should be filed.  To the extent you believe it is not material and therefore not required to be filed, please present an analysis supporting your determination.

Response to Comment 41

We have supplementally provided the Staff with a copy of projections, forecasts or other non-public information provided by Adamis to Cellegy.  Cellegy did not provide Adamis with any projections or other material non-public information concerning Cellegy.  The disclosure on page 46 of Amendment No. 1 has been revised to generally describe the information that was exchanged.  As part of the exchange of documents during the due diligence process, Adamis delivered to Cellegy certain due diligence background materials including excerpts from a confidential private placement memorandum dated August 2006 that included information concerning Adamis’ business, products and product candidates and estimates concerning certain possible product sales and financial performance outcomes, and internal management estimates of future financial measures including revenues and profitability outcomes.  Adamis later also provided Cellegy with excerpts from a confidential private placement memorandum that had been updated in certain respects.  This information was provided for due diligence purposes, was not audited or reviewed by Adamis’ auditors, was not updated since the date of its preparation and was prepared more than one year, and in some instances longer, before the date of the joint proxy statement/prospectus, included internal financial estimates not generally shared with third parties, and was not prepared for the purpose of disclosure to Cellegy or in any public filing, and the particular forward-looking financial estimates, in the materials was not a key factor in the board’s approval of the transaction. As discussed in Amendment No. 1 on page 45, management and the board desired to enter into a transaction with a party that had some existing sales and was not just in the research and development stage.  However, as discussed on pages 49-50 of Amendment No. 1, the board took into account many considerations concerning the financial analysis of Cellegy and Adamis, and only the discounted cash flow analysis included as one, of many, components assumptions concerning future Adamis cash flows.  Put another way, the specific financial information that was included in the materials provided by Adamis was not a material factor in the Cellegy board’s decision to approve the merger transaction.  Cellegy believes that in many Form S-4 registration statements reviewed by the Staff, registrants are not required to disclose in their discussion of discounted cash flow analysis of the other party to a merger, the specific income or profitability figures that were provided by management of the other party and included as a component of the analysis. The description of Adamis’ current and intended business and products in the registration statement addresses the material products and product candidates that are discussed in the private placement memorandum.  The forward-looking financial estimates are, of course, subject to many risks and uncertainties that will cause actual results to differ from those contemplated in the memorandum. In addition, some of the forward-looking financial information relates to the International Labs business, which Adamis sold in July 2008 and whose operations will not have future significance to stockholders or investors. Accordingly, Cellegy believes that the disclosure in Amendment No. 1 provides adequate disclosure concerning these materials, and that these confidential Adamis material are not required to be filed. Cellegy has not historically provided forward-looking estimates of revenues, profitability or income, and the combined company currently does not intend to provide such information on a regular basis.  Even if qualified by cautionary statements and disclaimers, Cellegy does not believe that it would provide useful information to Cellegy and Adamis shareholders, or would provide material information relevant to evaluating the Cellegy board’s consideration of the transaction, to include the forward-looking financial estimates in the registration statement or file these materials as exhibits.

42.	Please identify each party’s counsel and disclose when they were retained.

Response to Comment 42

Amendment No. 1 includes, on page 46, additional disclosure identifying each party’s counsel and when they were retained.  These counsel were the regular outside counsel for Cellegy and Adamis, respectively, and had been retained before any discussion between Cellegy and Adamis.

43.
At a meeting on March 13, 2007 the Board discussed strategic alternatives for Cellegy.  You state that the Board believed that a merger was the preferred alternative.  Please explain the reason for this belief.

Response to Comment 43

As requested, the disclosure on page 45 of Amendment No. 1 has been revised to provide additional discussion of the Cellegy Board’s belief that its March 13, 2007 meeting that a merger was the preferred strategic alternative for the Company.

44.
Please explain how the consideration was determined by Cellegy and Adamis.  Please also disclose how this consideration compared to that proposed and considered by the other potential transaction candidates.

Response to Comment 44

The discussion on page 47 of Amendment No. 1 has been revised to provide additional disclosure concerning how the consideration was determined by Cellegy and Adamis.  The discussions with other potential transaction candidates did not reach a stage of concreteness where Cellegy believes it would be useful to include a discussion comparing the consideration.  Both of the other discussions contemplated stock of the private acquiring company being offered rather than cash, but the general terms under consideration evolved and changed, and discussions with both companies ceased before material terms of an offer had been finalized.

45.	Please revise the discussion of the February 12, 2008 meeting to describe the financial information and analysis regarding Adamis presented by Mr. Williams and Mr. Caso.

Response to Comment 45

As requested by the Staff, the discussion on page 48 of Amendment No. 1 has been revised to provide additional disclosure concerning the materials presented to the board by Cellegy’s management.  In addition, the discussion of the financial information and analysis that was presented by Mr. Williams and Mr. Caso at the February 12, 2008, board meeting has been moved from pages 53-56 of the initial registration statement to be included with the rest of the discussion concerning the February 12, 2008 board meeting.

46.	Please identify your director who introduced Adamis to Mr. Williams and described the other business contacts through which he knew of Adamis.

Response to Comment 46

As requested by the Staff, Amendment No. 1 includes additional disclosure on page 46 of the identity of the Cellegy director who introduced Adamis to Mr. Williams and the nature of the other business contacts through which that director was aware of Adamis.

Cellegy’s Reason for the Merger, page 50

47.	On page 51, please state the percentage of the combined company that the Cellegy stockholders will receive in the transaction and explain why this was a factor weighing in favor of the transaction.

Response to Comment 47

As requested by the staff, additional disclosure has been added to page 53 of Amendment No. 1 to state the percentage of the combined company that the Cellegy stockholders will receive in the transaction and why this was a factor weighing in favor of the transaction.

Interests of Cellegy’s Board of Directors and Executive Officers in the Proposed Transaction, page 53

48.
Please identify your directors and officer have interests in the proposed transaction other than or in addition to the interests of Cellegy stockholders generally and describe the specific interests of each officer and director.

Response to Comment 48

Additional disclosure has been provided on page 58 of Amendment No. 1 to provide the information requested by the Staff.

49.	Please revise to disclose the aggregate amount of change in control and severance payments, respectively, that you may be required to pay.

Response to Comment 49

Cellegy will not be required to pay any change of control, severance or similar payments in connection with the proposed transaction.  Language has been added to that effect on page 58 of Amendment No. 1.

Financial Analysis, page 54

50.
Please provide us supplementally with copies of any non-public information documents, financial forecasts, projections and presentations – used by the companies in the merger negotiations.  We may have additional comments.

Response to Comment 50

As requested, the Company has supplementally provided you with copies of any non-public information documents, financial forecasts, projections and presentations used by the companies in the merger negotiations.  No such non-public information, documents or materials were provided by Cellegy to Adamis.  For the reasons discussed above in our response to comment number 41, Cellegy believes that the existing disclosure in Amendment No. 1 adequately describes the nature of this information, that additional disclosure in Amendment No. 1 is not required concerning these items and that these items do not need to be filed as exhibits to the Form S-4.

Enterprise Value Compared to Historical Revenues, page 55

51.
Please identify the independent investment banking firm investment report which you reference in this section.  Is this report publicly available or was it prepared on your behalf?  If this is a publicly available report, please explain the intended purpose of the report.

Response to Comment 51

As requested, Amendment No. 1 includes, on page 50, the identity of the independent investment banking firm investment survey that is referenced in the discussion.  The report was generally available to clients of that firm and others to whom the firm chose to distribute the report.  It was not prepared on our behalf or in connection with any particular transaction or matter.  Cellegy believes that the intended purpose of the report was simply to provide general market information to clients of the firm and others to whom the firm chose to distribute the report.

52.	Please provide an expanded discussion of how you used this report to assist you in determining the enterprise value.

Response to Comment 52

The discussion in Amendment No. 1 has been revised to indicate that Cellegy used the information in the report to determine a range of industry ratios of enterprise value divided by preceding 12-month revenues, in order to determine a ratio to be applied to historical Adamis revenues and then estimate enterprise value for Adamis.

Interests of Cellegy’s Directors and Executive Officers in the Merger, page 59

53.
Your disclosure indicates that the continued service of your directors and the stock option grants are instances where your officers and directors have interest that differ from other shareholders.  The use of the language “among other things” indicates that there are other factors that result in conflicts of interest.  Please disclose all potential conflicts of interests of all Cellegy directors and officers in connection with the merger.  Similarly, revise “Interests of Adamis” Directors and Executive in the Merger.”

Response to Comment 53

Cellegy believes that the receipt of stock options by non-employee directors of the combined company, and eligibility to receive other director compensation, constitute the only instance where the interest of Cellegy’s officers and directors differ in material respects from other shareholders.  Accordingly, in Amendment No. 1, the phrase “among other things” has been deleted.  Similar revisions have been made on page 58 of Amendment No. 1 in the “Interests of Adamis Directors and Executives” in the merger section.

54.	Disclose the option exercise price and the vesting terms of the option grants.

Response to Comment 54

The exercise price of the options that are expected to be granted to outside directors following completion of the merger cannot be determined, as the exercise price will be the fair market value on the common stock on the date of grant.  As requested by the Staff, Amendment No. 1 includes additional disclosure on page 58 concerning the expected vesting terms of these non-employee director option grants.

Interests of Adamis Directors and Executive Officers in the Merger, page 59

55.	Please disclose any severance, change of control or acceleration of vesting provisions triggered by the merger.

Response to Comment 55

There are no severance, change of control or acceleration of vesting provisions relating to any Adamis director or executive officer that will be triggered by the merger transaction.  Accordingly, no additional disclosure has been added.

Adamis’ Business, page 76

Company Overview, page 76

56.	Explain the basis for Adamis’ belief that the syringe product has potential to compete successfully shortly after the commercial introduction of the product.

Response to Comment 56

As requested by the Staff, additional disclosure has been added on page 75 of Amendment No. 1 to explain the basis for Adamis’ belief that the syringe product has the potential to compete successfully shortly after the commercial introduction of the product.  More detailed disclosure concerning the basis for Adamis’ belief appears on pages 78-79 of Amendment No. 1.

57.	Here and throughout the prospectus you refer to statistic regarding your industry, target markets or product candidates. For example, see the following statements:

•	The U.S. market for a low-cost epinephrine syringe is estimated to be over $150 million in annual sales;
•
Adamis Labs intends to introduce an aerosolized inhaled nasal steroid that is designed to take a small share of the U.S. market for nasal steroid products estimated to be approximately $3 billion in annual sales;

•	According to industry sources, annual U.S. sales for emergency epinephrine injectors were approximately $150 million in 2006 and have historically grown a rate of approximately 15% per year;
•	The physicians that prescribed self-administered epinephrine are relatively concentrated, with over 70% of prescriptions originating from allergists and primary care physicians;
•
In the U.S., an estimated 5% of the population suffers from insect sting anaphylaxis, up the 6% are latex sensitive and up to 1.5% of adults and 5% of children under three years of age experience food related anaphylaxis;

•
Certain recent medical studies concluded that anaphylaxis is substantially under-diagnosed.  In January 2001, a published study revealed that up to 40 million Americans (15% of the total population) may be at risk for anaphylaxis, a significantly higher number than the historically estimated at-risk population; and

•	Approximately 3,000 people in the U.S. die each year from anaphylaxis.

Please revise the prospectus to disclose your source of these and other similar statistics to the extent you have not already done so.

Response to Comment 57

As requested by the Staff, the discussion on pages 75-81 of Amendment No. 1, and elsewhere where relevant, has been revised to disclose the source of the statements referenced in the Staff’s comment letter, and other similar statistics.

58.
Please revise your disclosure to explain the basis for your projection that Adamis’ aerosolized inhaled nasal steroid product could be introduced as early as the fourth calendar quarter 2010 and the factors that will impact that actual launch date.

Response to Comment 58

As requested by the Staff, page 75 to Amendment No. 1 includes additional disclosure explaining factors that will impact the actual launch date of the product candidate.  Page 81 of Amendment No. 1 includes disclosure regarding the basis for Adamis’ belief regarding the range of the anticipated product introduction dates, and we did not repeat that disclosure on page 75.

Adamis Labs, page 77

59.	On page 78, please specifically identify the three customers that accounted for approximately 38%, 35% and 11%, respectively of Adamis’ revenue.

Response to Comment 59

The requested disclosure has been added to page 77 of Amendment No. 1.

Product Pipeline, page 78

60.	Please identify the other party to the sterile manufacturing product supply agreement.

Response to Comment 60

The requested disclosure has been added to page 77 of Amendment No. 1.

Epinephrine Pre-Filled Syringe, page 78

61.	Please identify the brand referenced which dominates the emergency epinephrine market.

Response to Comment 61

The requested disclosure has been added to page 77 of Amendment No. 1.

62.	Please identify the manufacturers of EpiPen, EpiPen Jr., and Twinject.

Response to Comment 62

The requested information has been added on page 78 of Amendment No. 1.

63.
Please provide the basis for your belief that there are only a limited number of companies possess the expertise to overcome the packaging and delivery challenges of introducing a competing product to the market.

Response to Comment 63

The language on page 78 of Amendment No. 1 has been revised to eliminate the statement that only a limited number of companies possess the relevant expertise, and instead discloses that new competitors would need to possess such expertise.  The revised disclosure does not express a view concerning how many companies might have or develop the necessary expertise.

Adamis Viral Therapies, page 83

64.
We note that you state, “Yearly flu vaccination could become a thing of the past, as this technology could develop a long-lasting and broadly protective vaccine.”  This statement is too speculative.  Given that all of your product candidates are in the early-stages and have not entered clinical trials, you should delete this statement, or explain to use why you believe it is reasonable.

Response to Comment 64

The referenced sentence has been deleted in Amendment No. 1.

65.
Please disclose the name of the company of which Dr. Zanetti is a sole owner and with whom Adamis entered into an exclusive worldwide license.  Please describe the material terms of this agreement, including all amounts paid to date, aggregate potential milestone payments, and expiration and termination provisions.

Response to Comment 65

As requested, additional disclosure has been added on page 82 of Amendment No. 1 to provide the name of the company of which Dr. Zanetti is the sole owner.  With respect to the terms of the license agreement and milestone payments, the principal terms of the license agreement are described under the heading “License Agreement” commencing on page 86 of Amendment No. 1.  Additional disclosure has been added in that discussion concerning the terms of the agreement, amounts paid to date, milestone payments and termination provisions.

Phase I/II Trial, page 89

66.
We note your reference to a “Phase I/II” trial for your avian vaccine product candidate.  Please provide us your analysis supporting your determination that the trial meets all the requirements of both Phase I and Phase II trials.  Additionally, disclose whether you will conduct another Phase II trial upon completion of this trial.

Response to Comment 66

The discussion on page 89 of the initial registration statement and on page 88 of Amendment No. 1 concerning a Phase I/II trial for Adamis’ avian influenza vaccine product candidate describes a trial that Adamis anticipates conducting in the future.  As such, Adamis has not completed development of the trial protocol, but will design the protocol with the goal of satisfying the requirements for a Phase I/II trial.  As described on pages 87, Adamis will file an Investigational New Drug Application with the FDA describing its anticipated clinical trial protocol.

For vaccines, Phase I studies generally are safety and immunogenicity studies performed in a small number of closely monitored subjects.  Phase II studies include safety, immunogenicity and dose-ranging in a larger population of subjects.  Phase III studies include safety, efficacy and immunogenicity in an even larger number of subjects.

It is not unusual for biological products to undergo Phase I/II studies.  Many biologic products, specifically vaccines, do not induce the toxicity that chemical entities produce.  Therefore, Phase I/II studies are not unusual for vaccines or other biological products.  The plasmid backbone Adamis anticipates using for the product candidate has already been tested in Phase I human studies relating to other indications (cancer).  No toxicity was observed in any of the patients.  Adamis anticipates that its Phase I/II study will be conducted in approximately 80 individuals in which three different doses of vaccine will be tested, and safety, toxicity and immunogenicity will be evaluated.  The endpoints will be the measurement of specific antibody titers and cell mediated immunity.  After the results are compiled, a meeting will be scheduled with the FDA to determine the subsequent clinical trial pathway, that is, whether the FDA will require another Phase II study before a Phase III study or whether the next trial will be a Phase III trial.

Additional disclosure has been added to page 88 of Amendment No. 1 to disclose that after completion of the anticipated Phase I/II trial, Adamis expects that it would meet with the FDA to review the trial results and determine whether another Phase II trial will be required or whether the next trial will be a Phase III trial.

Patents and Proprietary Technology, page 100

67.
Please revise your disclosure to include a discussion of all material patents or groups of patents.  The disclosure should include the related product or product candidates that are dependent on these patents and the expiration dates.  Similarly revise the discussion of Cellegy’s business to provide this information relating to their material patents.

Response to Comment 67

The requested additional disclosure appears on page 99 of Amendment No. 1.  The discussion for Cellegy on page 163 of Amendment No. 1 discloses that the patents relate to the Savvy product candidate.  Additional language has been added regarding expiration dates for the patents.

Adamis’ Management’s Discussion and Analysis…; page 102

68.
We note the statement that the discussion of Adamis’ financial condition and results of operations contains certain statements that are not strictly historical and include forward looking statements within the meaning of the safe harbor provision of the United States Private Securities Litigation Reform Act of 1995.  As Adamis is not currently a reporting company, Adamis is not eligible for the safe harbor.  Please revise your disclosure in this section to clarify that the safe harbor does not apply to forward looking statements relating to Adamis.

Response to Comment 68

As requested, the relevant disclosure on page 101 of Amendment No. 1 has been revised.

69.
We note the disclaimer that you do not assume any obligation to update any forward-looking statements.  Please represent to us that you understand that Rule 14a-9 of the Exchange Act imposes on registrants a duty to correct statements in soliciting material.  This comment also applies to the related disclaimer at the beginning of the Cellegy MD&A section on page 168.

Response to Comment 69

Cellegy represents that it understands that Rule 14a-9 of the Exchange Act imposes on registrants a duty to correct statements in soliciting material.  Disclosure relating to this point has been added on pages 101 and 167 of Amendment No. 1.

General, page 102

70.	Please disclose the following information for each of your major research and development projects:

•	The costs incurred during each period presented and to date on the project;
•	The nature, timing and estimated costs of the efforts necessary to complete the project;
•	The anticipated completion dates;
•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely, and finally
•	The period in which material net cash inflows from significant projects are expected to commence.

Regarding the first bullet point above, if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding the second and third bullet points above, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase.  To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response to Comment 70

As requested, additional disclosure has been added on pages 101-102 of Amendment No. 1 in response to bullet points 2-5 in the Staff’s comment and the last paragraph of the Staff’s comment.  Information regarding costs incurred during the relevant periods for each major project is included in the revised MD&A section, on pages 104-107 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 103

Revenue Recognition, page 104

71.
Please disclose the amounts for customer returns and other wholesaler fees recorded as a reduction to gross sales for all periods presented.  Please reconcile the amounts recorded to the amount shown for ‘Sales Returns Reserve Adjustment’ on the statements of cash flows.

Response to Comment 71

The requested disclosure and reconciliation have been included on pages 103 of Amendment No. 1.

Discontinued Operations, page 106

72.	Please revise your disclosure to clarify whether Adamis will have any significant continuing involvement in the operations of INL.

Response to Comment 72

The disclosure on page 105 of Amendment No. 1 has been revised to clarify that Adamis will not have any significant continuing involvement in the operation of INL.

Results of Operations , page 106

Fiscal Year Ended March 31, 2008, page 107

Goodwill Impairment, page 107

73.
Please clarify why the line item on the statement of operations is ‘Goodwill Impairment’ when this was the impairment of an intangible asset.  Please tell us how you initially valued the purchased distribution network and what assumptions changed which led you to believe that the entire amount of the intangible asset was impaired.

Response to Comment 73

In response to the Staff’s comment, we have corrected the paragraph heading on page 106 of Amendment No. 1 to be “Intangible Impairment” rather than Goodwill Impairment.  A similar correction has been made to the corresponding line item in the Adamis statement of operations for the year ended March 31, 2008, on page F-41 of Amendment No. 1.  The purchased distribution network was initially valued based on the excess of the purchase price over the net liabilities assumed, which was the perceived value to Adamis of purchasing HVG.  After to the acquisition, after evaluating the capabilities of the distribution network in light of the actual and expected future cash flows, management determined that the distribution network did not meet the expectations that were part of the decision to purchase HVG, and had no future value at March 31, 2008.  Adamis subsequently released nine sales representatives as a result of such determinations.

Liquidity and Capital Resources, page 108

74.
Please revise your disclosure regarding cash used in operating activities to include an explanation for the change in accounts payable and accrued expenses for all periods presented.  In addition, please discuss the impact of the goodwill impairment for the year ended March 31, 2008.

Response to Comment 74

The disclosure on page 108 of Amendment No. 1 has been revised as requested, and Amendment No. 1 includes a discussion of the impact of the intangible impairment for the year ended March 31, 2008, as requested.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 114

75.
Please revise to present historical per share data as well as pro forma per share data on the face of the pro forma statement of operations for all periods presented together with the number of shares used to compute the per share data.  In the notes, please show in detailed disclosure how the number of pro forma common shares outstanding was determined for each pro forma statement of operations.  Please explain why the amount of the pro forma weighted-average shares shown in note (F) is the same as the amount of weighted-average shares for Adamis in the consolidated statement of operations for the year ended March 31, 2008.

Response to Comment 75

The pro forma statements of operations have been revised as requested to present historical as well as pro forma per share data on the face of the statements.  Note (F) has been revised to clarify the determination of pro forma common shares outstanding.  Regarding the last sentence in the Staff’s question, the original heading of the first column in the table in Note (F) of the registration statement as originally filed, “Pro forma as adjusted for the twelve months ended….”, should have referenced historical information rather than pro forma.  The revised Note (F) does not include this table, as the per share data now appears in each of the statements of operations.

Executive Officers, page 114

76.	Please expand the description of Mr. Hopkins previous experience to account for the period between 2005 and 2007. See Regulation S-K, Item 401(e).

Response to Comment 76

The requested disclosure has been added on page 113 of Amendment No. 1.

Principal Stockholders of Adamis, page 120

77.	Please update the principal stockholders table to be as of the most recent practicable date.

Response to Comment 77

As requested, the principal stockholders table on page 119 has been updated.

78.
Please confirm to us that the number of shares set forth in the principal stockholders table includes all shares underlying options exercisable within 60 days of the date selected.  Please also include a footnote to that effect.

Response to Comment 78

As requested, this will confirm that the number of shares set forth in the principal stockholders table includes all shares underlying options exercisable within 60 days of the date of the table.  This disclosure on page 119 of Amendment No. 1 has been revised to include a footnote to that effect.

79.
Are the shares subject to the stock repurchase agreements included in the beneficial ownership table?  If they are, please identify these shares by footnote.  If they have not been included, then please explain why.

Response to Comment 79

The shares that are subject to stock repurchase agreements are included in the beneficial ownership table.  As requested, Amendment No. 1 included revised disclosure on pages 119 and 120 to identify these shares by footnote.

Stock Repurchase Agreements, page 121

80.	Please indicate which officers and individuals received restricted shares under the stock repurchase agreements and the individual amounts received.

Response to Comment 80

The requested disclosure has been added on page 120 of Amendment No. 1.

Description of Cellegy Securities, page 124

Common Stock, page 124

81.	Please expand your disclosure to describe any current bank credit or other agreements which restrict your ability to declare or pay dividends, if any.

Response to Comment 81

As requested, the disclosure on page 123 of Amendment No. 1 has been revised to indicate that there are no current bank credit or other agreements that restrict Cellegy’s ability to declare or pay dividends, if any.

Matters to be Presented to the Cellegy Stockholders, page 134

Cellegy Proposal No. 3 – Approval of Proposal to Amend Cellegy’s Amended and Restated Certificate of Incorporation, Including to Effect a Name Change and Increase the Authorized Capital Stock, page 139

82.	Please revise your proxy solicitation to include these proposals as two separate proposals.

Response to Comment 82

As requested, Amendment No. 1 includes revisions throughout the registration statement to include these proposals as two separate proposals.

Increase in Authorized Capital Stock, page 140

83.	Please update the number of outstanding shares of Cellegy stock to be as of the most recent practicable date.

Response to Comment 83

As requested, the number of outstanding shares of Cellegy stock has been updated on page 139 to be the most recent practicable date.

Cellegy Proposal No. 5 – Election of Directors, page 149

Executive Compensation, page 158

84.
We note that Dennis Carlo, Richard Aloi, Robert Hopkins and David Marguglio will be the executive officers of the combined company.  Please revise this section to provide their compensation information as required by Item 18(a)(7) of Form S-4 and Item 402 of Regulation S-K.

Response to Comment 84

The requested revisions have been included on page 156 of Amendment No. 1.

85.	Please expand your disclosure to include a narrative disclosure to your summary compensation table where you describe:

•	the material terms of any compensation arrangements with your named executive officers that will be effective after the transaction; and
•	the material term of each option grant.

Response to Comment 85

As disclosed on page 156 of Amendment No. 1, Adamis does not have any written employment agreements with its executive officers, and Adamis compensation levels are determined by the board of directors from time to time.  There currently are no compensation arrangements with the named executive officers that will be effective after the transaction.  Compensation arrangements for the executive officers of the combined company will be determined by the new board of directors of the combined company.  There are no options held by any of the Adamis named executive officers.  No options grants were awarded to the Cellegy named executive officers in fiscal 2006, 2007 or the interim period of 2008.  Amendment No. 1 includes additional language in note 1 of the Cellegy table on page 156 to describe the terms of the option that was previously granted to Mr. Caso.  The terms of the options held by Mr. Williams and Mr. Caso are also described on pages 157 and 158.

86.	In your option equity awards at fiscal year end table, please break out the option numbers on an award-by-award basis.

Response to Comment 86

None of the Adamis officers who will become officers of the combined company held any options at the end of Adamis’ fiscal year ended March 31, 2008, and accordingly there is no year-end option table for the Adamis officers.  The Cellegy year-end option table, on page 157 of Amendment No. 1, already breaks out option numbers on an award-by-award basis.

Executive Compensation, page 158

Certain Relationships and Related Party Transactions, page 160

87.	Since Cellegy is a smaller reporting company, please disclose information in this section with respect to fiscal year 2006 in addition to fiscal year 2007. See Item 404(d) of Regulation S-K.

Response to Comment 87

The requested disclosure concerning fiscal year 2006 has been added on page 159 of Amendment No. 1.

88.
We note your disclosure of transactions or series of transactions in which the amount involved exceeds $120,000.  Since Cellegy is a smaller reporting company, the threshold for related transactions is the smaller of transactions that exceed $120,000 or 1% of the average of total assets at year end for the last two completed fiscal years.  Please revise to confirm that there were no related transactions during the last two fiscal years below the 1% of average assets threshold or provide details of transactions meeting this threshold.

Response to Comment 88

The requested revisions have been made on page 159 of Amendment No. 1.  There were no related transactions during the last two full fiscal years that fell below the one percent average assets threshold that have not already been disclosed in the registration statement.

Patents and Trade Secrets, page 164

89.
Please revise to describe the material patents or groups of patents that you own or license.  Your discussion should include the product or product candidate that each patent relates to and the expiration date of the patent.  If the patents are licensed, please include the material terms of the license agreement.

Response to Comment 89

Additional language has been added to page 163 of Amendment No. 1 in response to the Staff’s comment.  The disclosure indicates that the patents related to the Savvy product candidate and expire at dates from 2017-2021.  The patents were acquired as part of the acquisition of intellectual property rights from Edwin B. Michaels, the materials terms of which are described on the same page under the heading “License Agreements and Other Obligations.”

License Agreements and Other Obligations, page 165

90.	Please quantify the payments made to date under the agreement with Edwin Michaels relating to C31G technology and explain the significance of C31G technology to your operations.

Response to Comment 90

Additional language has been added on page 163 of Amendment No. 1 to clarify that the license agreement with Edwin Michaels relates to the Savvy product candidate.  To date, no payments have been made pursuant to the agreement, and additional disclosure has been added on page 163 to that effect.

91.
Please revise the discussion of your agreement with Chemtura to quantify the payments made to date and the aggregate potential milestone payments.  Additionally, disclose the number of shares underlying the warrant, the exercise price of the warrant and when the agreement expires.

Response to Comment 91

Biosyn paid Chemtura an initial license fee of $50,000 in 2001, and to date, no milestone payments have been made under the agreement Chemtura, and additional disclosure has been added on page 163 of Amendment No. 1 to that effect.  Additional language has also been added on page 163 Amendment No. 1 to disclose the aggregate potential milestone payments.  Page 163 also includes the additional information requested by the Staff concerning the number of shares subject to the warrant and the exercise price of the warrant.

92.	Please file the note agreement between Biosyn and Ben Franklin Technology Center or tell us why you believe it is not required to be filed.

Response to Comment 92

The agreement between Biosyn and Ben Franklin Technology Center is filed as an exhibit to Amendment No. 1.

93.	Please file the October 2007 amendment to the license agreement with CONRAD or tell us why you believe it is not required to be filed.

Response to Comment 93

As requested, the October 2007 amendment to the license agreement with Conrad is filed to an exhibit as Amendment No. 1.

Adamis Consolidated Financial Statements

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-45

Research and Development, page F-47

94.
Please disclose the types of costs included in research and development, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs, utilities, administrative expenses and allocations of corporate costs.  In addition, please disclose the dollar amount of nonrefundable advance payments for goods and services that have been recorded as an asset in accordance with EITF 07-3.

Response to Comment 94

The requested disclosure has been added on pages F-47 of Amendment No. 1.

Note 2: Acquisitions, page F-49

Acquisition of HealthCare Ventures Group, Inc., page F-49

95.	Please clarify your disclosure that the excess purchase price was allocated to goodwill as it appears as though no goodwill was recorded.

Response to Comment 95

The disclosure has been revised on page F-49 of Amendment No. 1 to clarify that the excess purchase price was allocated to intangible assets and not to goodwill.

Acquisition of International Laboratories, page F-50

96.	Please explain to us why the excess of the purchase price over the fair value of the net assets acquired was allocated to intangible assets and how this was in compliance with SFAS 141.

Response to Comment 96

Additional language has been added to the note on page F-50 to explain why the excess of the purchase price over the fair value of the net assets acquired was allocated to intangible assets, pursuant to SFAS 141.  Adamis regarded the value of the excess as relating to a significant customer agreement to which INL was a party with a finite term.  The customer agreement, for INL to sell products to the customer, was with a top retailer as the customer, and without the agreement Adamis would not have acquired INL.  The length of the agreement at the time of INL’s purchase was in excess of two and one-half years.  Under SFAS 141, paragraph no. 39, an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).  In the case of INL the value arose from the significant customer contract and INL’s contractual rights under that agreement.

Note 3: Discontinued Operations, page F-51

97.	Please disclose how the sale of INL resulted in an estimated gain of approximately $6.7 million.

Response to Comment 97

Additional disclosure has been added in Note 3 on page F-51 of Amendment No. 1 to show the calculation of gain.  The amount of gain has been revised to $5.9 million.

Note 10: License Agreement, page F-54

98.
Please expand your disclosure to include the total amount of milestone payments that the company is obligated to make based on the commencement of various clinical trials and submissions of an application to the FDA for regulatory approval.  In addition, please include the length of and termination provisions for the license agreement.

Response to Comment 98

Amendment No. 1 includes additional disclosure on pages F-54 and F-76 to include the information requested in the Staff’s comment.

99.
Please disclose the total amount of payment obligations in connection with the manufacturing agreement.  In addition, please include the length of and termination provisions for the manufacturing agreement.

Response to Comment 99

Additional disclosure has been added on page F-54 of Amendment No. 1 to disclose the information requested in the Staff’s comment.

In connection with responding to your comments, the undersigned acknowledges that:

•	Cellegy is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cellegy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (215) 529-6084, or our attorney Kevin Kelso, at Weintraub Genshlea Chediak, at (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

Robert J. Caso, Chief Financial Officer